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                             March 12, 2024

       Anton Mikhalev
       Chief Executive Officer and Chief Financial Officer
       Tanico Inc.
       387 Whitby Shores Greenway
       Whitby, ON
       L1N 9R6 Canada

                                                        Re: Tanico Inc.
                                                            Form 10-K for the
Fiscal Year ended September 30, 2023
                                                            Form 10-Q for the
Quarterly Period ended December 31, 2023
                                                            File No. 333-261643

       Dear Anton Mikhalev:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended September 30, 2023

       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 10

   1. We note that management concluded that disclosure controls and procedures were effective as of the end
of the fiscal year. We also note management's conclusion that disclosure controls and
procedures were not effective as of your prior fiscal third quarter
                                                        (page 7 of Form 10-Q
for the quarterly period ended June 30, 2023) and as of your fiscal first quarter (page 6
of Form 10-Q for the quarterly period ended December 31, 2023. The narrative in your Form
10-K, however, states that there were    no changes in [y]our
                                                        internal control over
financial reporting were identified as having occurred during the fiscal year ended
September 30, 2023 that have materially affected, or are reasonably likely to materially
affect, [y]our internal controls over financial reporting." Similar disclosure is noted in
your 10-Q   s for the quarterly periods ended June 30, 2023 and
                                                        December 31, 2023.
Please explain to us how you determined there was a change in the
 Anton Mikhalev
Tanico Inc.
March 12, 2024
Page 2
         effectiveness of your disclosure controls and procedures, from period-to-period, given that there were no changes in internal controls during the quarter ended June 30, 2023, the fiscal year end September 30, 2023 and the quarter ended December 31, 2023.
Management's Report on Internal Control over Financial Reporting, page 10

2. Please clarify how you concluded that your internal control over financial reporting was effective as of September 30, 2023 while your disclosure controls and procedures were not effective as disclosed in your recently filed Form 10-Qs. Please advise.
3. If a material weakness does exist, please disclose the nature of any material weakness,
         impact on the company   s financial reporting and its ICFR, and
management   s current
         plans or actions already undertaken for remediating the material weakness.
Form 10-Q for the Quarterly Period ended December 31, 2023

Item 4. Controls and Procedures, page 6

4. We note your conclusion that management has concluded that your disclosure controls and procedures were not effective as of December 31, 2023. Please disclose the reasons why they were not effective in future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 with any questions.



FirstName LastNameAnton Mikhalev                              Sincerely,
Comapany NameTanico Inc.
                                                              Division of
Corporation Finance
March 12, 2024 Page 2                                         Office of
Technology
FirstName LastName